James M. Follo

Executive Vice President &

Chief Financial Officer

620 Eighth Avenue

New York, NY 10018

tel 212.556-1555

January 20, 2016

Ms. Melissa Raminpour

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The New York Times Company
Form 10-K for the Year Ended December 28, 2014
Filed February 24, 2015
File No. 001-05837

Dear Ms. Raminpour:

The following sets out the response of The New York Times Company (the “Company”) to the comments set forth in your letter dated December 22, 2015, regarding the Company’s Annual Report on Form 10-K for the year ended December 28, 2014 (the “2014 10-K”). For ease of review, we have set out each of the comments together with the Company’s response.

Form 10-K for the Year Ended December 28, 2014

Note 12. Income Taxes, page 88

1.	We note your disclosure in Note 12 that in 2014 you recognized a significant income tax benefit from a reduction in uncertain tax positions. We also note from your disclosure on page 90 that this reduction related to: 1) $12.1 million of gross reductions for tax positions taken during the prior year; 2) $7.1 million of reductions from settlements with taxing authorities; and 3) $12.6 million of reductions from lapse of applicable statutes of limitation. Please explain to us the nature of each of these amounts and tell us why you believe it is appropriate to recognize these reductions to your income tax expense during fiscal 2014.

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

Response:

The Company applies the provisions of Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, in determining whether uncertain tax positions are effectively settled, and whether uncertain tax positions are subject to remeasurement. On page 90 of the 2014 10-K, in Note 12, “Income Taxes,” in our reconciliation of unrecognized tax benefits, the Company set forth the nature and amount of various reductions in uncertain tax positions during fiscal 2014. The reductions were as follows:

(i)	Gross reductions to tax positions taken during the prior year: $12.1 million
(ii)	Reductions from settlements with taxing authorities: $7.1 million
(iii)	Reductions from lapse of applicable statutes of limitations: $12.6 million

Items (i) and (ii) above related primarily to the resolution during fiscal 2014 of a multi-year New York State corporate income tax audit. Unrecognized tax benefits as of the beginning of fiscal 2014 included approximately $19.2 million for uncertain tax positions related to the issues under consideration in this audit. During the second quarter of 2014, we entered into a binding closing agreement with New York State that fully resolved the issues that formed the basis for such uncertain tax positions. As part of this agreement, the Company made payments of $7.1 million to New York taxing authorities during fiscal 2014. Accordingly, because the binding closing agreement was entered into, and the settlement payment was made, during fiscal 2014, we recognized an aggregate $19.2 million reduction in uncertain tax positions during that fiscal year.

Item (iii) above related primarily to reserves for uncertain state tax positions established in connection with a business disposition in 2007. During fiscal 2014, the applicable statutes of limitations related to these uncertain tax positions expired, and accordingly, we recognized this $12.6 million reduction in uncertain tax positions during fiscal 2014.

Note 17. Segment Information, page 98

2.	We note from your disclosures in MD&A that your digital business appears to be growing, while your print business has experienced declines and is expected to continue to decrease in the future. Specifically, you state circulation revenues from your digital subscription base increased 13.5% in 2014 while overall circulation revenues only increased 1.5%, and print advertising revenues, which represented approximately 73% of total advertising revenues, declined 4.7% in 2014 compared with 2013, while digital advertising revenue increased 11.9% in 2014. Your disclosures attribute these declines largely to the secular shift from print toward digital media choices. As a result, your business strategies include, among other items, growing your digital products/subscriptions, and in October 2014, you announced a reorganization that is intended to accelerate the development of your digital consumer business by creating separate marketing and digital divisions. Additionally, we note your earnings releases

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

appear to highlight financial measures that are based upon growth in your digital business (i.e. digital advertising revenue, digital circulation revenue, digital subscribers). In this regard, please help us understand your basis for determining you have only one operating segment, and thus, one reportable segment. As part of your response, please provide us with the following information:

•	Please identify for us the CODM or group of individuals that comprise the CODM, your basis for this determination, and the positions that report directly to the CODM;
•	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
•	Tell us who is held accountable, if anyone, for the revenue streams related to: print circulation; print advertising; digital subscriptions; and digital advertising. Also tell us the title and role of the people these individuals report to in the organization;
•	Describe the information regularly provided to the CODM and how frequently it is prepared; and
•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Response:

The Company applies the accounting guidance prescribed in ASC Topic 280, Segment Reporting, in its determination that it has one operating and reportable segment consistent with the management approach. This conclusion is supported by the manner in which the Company conducts its business activities and the way in which the Chief Operating Decision Maker (“CODM”) views and manages the business.

Identification of CODM

We have concluded that our Chief Executive Officer (“CEO”), Mark Thompson, is the CODM because he is the person within the organization that makes the key operating decisions with respect to resource allocation and performance assessment of the organization across all functions such as investment decisions, product development and budget allocations. As part of the identification of the Company’s CODM, we considered whether any other senior executives, either individually or as a group, could also or alternatively be considered the CODM and determined that none should be. Although other members of our senior management team participate in the resource allocation process from time to time, their expertise lies in their specific functional areas, and the ultimate resource allocation and operating decision-making authority resides with our CEO.

Conduct of Business Activities

As stated in our filings with the Securities and Exchange Commission, the Company is a global media organization focused on creating, collecting and distributing high-quality news and information. Under the supervision of our CODM, this content is distributed across both the Company’s print and digital platforms and, similarly, we sell advertising

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

across both of these platforms. The CODM views our print and digital platforms not as separate businesses, but as different methods to distribute the same content to our readers and to offer our advertisers a variety of ways to reach them.

Separate discrete financial information, as that term is used in ASC Topic 280, for our print and digital revenue streams is not prepared for or utilized by our CODM, and we do not calculate, and our CODM does not review or utilize, a measure of profitability or operating performance associated with print and digital revenue streams separately because we do not believe it would be meaningful to do so.

Our public disclosures include some information with respect to the breakdown in print and digital advertising and circulation revenues because we believe this gives the reader a helpful indication of the ongoing transition of our business. However, the breakdown of circulation revenues is not strictly print/digital. Home-delivery subscriptions to the print edition of The New York Times include unlimited access to content on our digital platforms. We do not allocate any digital revenues derived from this subscription package because there is no reliable or meaningful way of doing so. Digital-only circulation revenues are derived from subscriptions to our digital packages exclusively and are identified as such in our disclosures.

The operations and activities related to our various print and digital products and services share the same resources overseen by the CODM (including, among others, newsroom, technology, marketing and advertising staff). For example, the content that is distributed through our print and digital products is generated by the same individuals in our newsroom and we do not make allocations of expenses to the print and digital editions of our content. Similarly, advertisements on our print and digital platforms are generally sold by the same advertising department and often to the same advertisers. Quantifying and allocating that selling effort to an individual platform would not be meaningful.

In addition, enterprise technology and general and administrative costs are all shared costs that are not specifically allocated to our print or digital products and services. Although management recognizes that such an allocation may be possible, we believe it would present significant challenges and in any case would not provide meaningful information to the CODM on which to make performance decisions or allocate resources.

CODM Direct Reports

The following is a list of the executives who report directly to the CODM, and a description of the functions of certain executives relevant to this response:

-	Michael Golden, Vice Chairman
-	James M. Follo, Executive Vice President and Chief Financial Officer (“CFO”)
-	William Bardeen, Senior Vice President, Strategy & Development
-	Roland A. Caputo, Executive Vice President, Print Products & Services Group

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

-	Meredith Kopit Levien, Executive Vice President and Chief Revenue Officer (“CRO”)
-	Kenneth A. Richieri, Executive Vice President and General Counsel
-	Kinsey Wilson, Executive Vice President, Product & Technology and Editor, Innovation & Strategy

These individuals oversee functional areas such as advertising, marketing, products and technology, print products and services, and general and administrative functions.

Ms. Kopit Levien oversees all revenue-generating efforts across the Company. As CRO, she is accountable for all of the revenue streams related to print circulation, print advertising, digital-only subscriptions and digital advertising. She is also responsible for costs associated with the advertising and marketing functions, but not for any other costs. The individuals who report to Ms. Kopit Levien have responsibility for both the print and digital components of their respective functional areas.

Mr. Golden is responsible for the Company’s human resources and communications departments and also oversees the Company’s international strategy.

Mr. Caputo oversees the physical production and distribution of the print edition of our newspaper, including all costs with respect to such physical production and distribution.

Mr. Wilson oversees the Company’s digital product development, as well as technology operations that support the entire Company. He is also responsible for all costs associated with these functional areas.

Under this structure, there is no segment management separately responsible for the profitability of our print and digital products and services.

With respect to senior executive compensation, financial targets are set for the annual incentive and long-term performance awards based on consolidated Company financial metrics. None of the Company’s incentive awards are based on any separate profit measures with respect to either our print or digital products and services.

Information Provided to CODM

The CODM meets regularly and as-needed with his direct reports, both individually and in formal meetings, including meetings of the Company’s senior management team, referred to as the Executive Committee. The Executive Committee includes the CODM, most of his direct reports, the Publisher of The New York Times (who is also the Chairman of the Company) and the Executive Editor and Editorial Page Editor of The New York Times.

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

Information prepared in connection with Executive Committee meetings

Approximately monthly, the Executive Committee reviews Company financial updates that include, among other things, the following information (the “Executive Committee Material”):

a.	operating results for the Company presented on both a quarterly and year-to-date basis, along with prior-year comparisons and comparisons to the Company’s budgeted expectations. (If information is being prepared before the completion of a quarter, then a forecast for the quarter is presented.) This includes, among other things, the following financial information for the Company:
i.	total revenues, including detailed information on print and digital advertising and circulation revenues and other revenues;
ii.	operating costs, including costs across functional areas such as advertising, marketing, products and technology, print production and distribution, and general and administrative functions;
iii.	operating profit (no separate identification of print and digital operating profit is made for the reasons set forth above);
iv.	diluted earnings per share; and
v.	earnings before interest, taxes, depreciation and amortization;
b.	monthly print and digital advertising and circulation revenue trends;
c.	detailed quarterly information on the number of paid subscribers to our digital-only product bundles;
d.	a comparison of operating results compared to analyst consensus estimates; and
e.	historical stock price performance relative to relevant stock market indexes and peer companies.

In connection with certain Executive Committee meetings, the Executive Committee Material also includes periodic updates on progress with respect to various strategic initiatives and statistics that underlie certain key performance metrics, such as audience reach and audience engagement, with respect to our print and digital products. None of these metrics would be considered discrete financial information that could be used by our CODM to make performance decisions or allocate resources.

Information prepared in connection with Quarterly Business Updates

On a quarterly basis, the CODM meets separately with many of his direct reports and receives updates with respect to the functional area(s) each direct report oversees. These updates (the “Quarterly Business Update Material”) generally include the following: (i) an overview of quarterly financial performance for each functional area, including, where applicable, revenues by product and expenses by functional category; (ii) a full-year forecast and/or anticipated budget for the functional area; and (iii) an update on strategic initiatives and/or key metrics relevant to that functional area.

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

These meetings are attended by the CODM; Vice Chairman; CFO; Senior Vice President, Strategy & Development; Senior Vice President, Finance and Corporate Controller; Executive Director, Financial Planning & Analysis; and leaders of each functional area.

Information prepared in connection with annual budget review

In connection with the annual consolidated budget review, information is prepared for the CODM that provides details on assumptions and consolidated budgeted financial performance for the following year, as well as a three-year forecast. This includes expectations with respect to the financial items included in the Executive Committee Material described above.

The Company’s budget cycle for the following year begins in the summer when the leader of each functional area, including the CRO, prepares and submits an initial budget that is then consolidated and reviewed with the CFO. These initial budgets are then revised as necessary and included in a budget submission to the CODM. The Quarterly Business Update meetings for the fourth quarter take the form of a budget presentation by leaders of each functional area to the CODM.

These meetings are attended by the CODM; CFO; Senior Vice President, Strategy & Development; Senior Vice President, Finance and Corporate Controller; Executive Director, Financial Planning & Analysis; and leaders of each functional area.

Other information prepared for the CODM

In addition to the information summarized above, the CODM receives weekly reports on advertising performance, detailing revenue by advertising category and comparisons to budget and prior year. None of this information would be considered discrete financial information that could be used by our CODM to make performance decisions or allocate resources.

Information provided to Board of Directors

Approximately monthly, the Board of Directors of the Company receives financial updates, either in connection with a Board meeting or distributed separately. These updates generally include the information included in the Executive Committee Material described above.

From time to time, these reports also include periodic updates on progress with respect to various strategic initiatives and statistics that underlie certain key performance metrics, such as audience reach and audience engagement, with respect to our print and digital products. None of these metrics would be considered discrete financial information that could be used by our CODM to make performance decisions or allocate resources.

In connection with the Company’s annual budget setting process, the Board generally reviews a preliminary consolidated budget for the following year in December, as well as a final budget (that includes a three-year forecast) in February. The consolidated budget provides an overview of expectations by each functional area, and detailed

Securities and Exchange Commission

Attention: Melissa Raminpour

January 20, 2016

projections with respect to, among other things, the financial items included in the Executive Committee Material described above.

Conclusion

Consistent with the management approach prescribed by ASC Topic 280, the Company has given careful consideration to the way that the Company conducts its business activities, the organizational structure of the Company and the way that the CODM manages the business. For the reasons set forth, we believe that it is appropriate to have one operating and reportable segment.

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please contact the undersigned at 212-556-1555, or Kenneth A. Richieri, Executive Vice President and General Counsel, at 212-556-1995.

Very truly yours,

/s/ James M. Follo

James M. Follo

Executive Vice President and

Chief Financial Officer

cc:	Kenneth A. Richieri, The New York Times Company
Kristin Shifflett, SEC Staff
Claire Erlanger, SEC Staff
Morgan, Lewis & Bockius LLP
Ernst & Young LLP